EILENBERG & KRAUSE LLP

11 EAST 44th STREET

NEW YORK, NEW YORK 10017

TELEPHONE: (212) 986-9700

FACSIMILE: (212) 986-2399

October 16, 2005

Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Data Systems & Software Inc
Form 10-K for Fiscal Year Ended December 31, 2004
Forms 10-Q for Fiscal Quarters Ended March 31, 2005 and June 30, 2005
File No. 000-19771

Dear Ms. Collins:

This letter is submitted on behalf of Data Systems & Software Inc. (“we,”“DSSI” or the “Company”), in response to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission in your letter of September 30, 2005 regarding the above-captioned filings.

Our numbered responses correlate to the numbers in your September 30, 2005 letter, and we have set forth in full the text of the comments included in your letter for convenience purposes.

We respond to the Staff’s comments as follows:

Comment No. 1

We note that your audit report was signed by an audit firm based in Tel Aviv, Israel. Please tell us how you concluded that it is appropriate to have an audit report issued by an auditor licensed outside of the United States. In accordance with Article 2 of Regulation S-X, we believe that the audit report of a registrant (that is not a foreign private issuer) should ordinarily be rendered by an auditor licensed in the United States.

In response to the Staff’s comment, please be advised that, in January 2004 prior to engaging Kesselman & Kesselman CPA (Isr.), a member of PricewaterhouseCoopers International Limited (hereafter “K&K”), K&K was cleared by the accounting staff in the Division of Corporation Finance to sign the audit report of the Company for fiscal 2003 and 2004 with the understanding that the matter would need to be revisited before K&K commenced the 2005 audit.

The discussions which led to this clearance were held between Mr. Wayne Carnell of PricewaterhouseCoopers’ National SEC Practice and Mr. Craig Olinger from the SEC. Information that was presented to the Staff included:

a)	Structure of the DSSI group;
b)	Type and complexity of operation in each entity of the group;
c)	Where the majority of audit work shall be conducted;
d)	Size and place of assets of the group;
e)	Amount and location where revenues were earned; and
f)	Location of management and in particular financial management.

Based on the information presented to the Staff, it was determined that it was appropriate for K&K, located in Israel, to sign the audit report of the Company.

In addition, in early 2005, K&K with the assistance of Mr. Carnell, approached the Staff to obtain approval for K&K to sign the audit report of the Company for fiscal 2005. Information presented to the Staff included information (on matters a. through f. above) regarding dsIT subsequent to the sale of its outsourcing consulting business referred to below. In September 2005, Mr. Olinger advised Mr. Carnell that the Staff will not object to K&K signing the audit report for fiscal 2005 and 2006 with the understanding that before K&K commences the audit of 2007 this matter should be re-evaluated.

Comment No. 2

We note your disclosure that revenues from fixed-price contracts to design, develop, manufacture or modify complex equipment and software to customer specifications are recognized using the percentage-of-completion method. Tell us why you believe it is appropriate to apply SOP 81-1 to service arrangements. In this regard, Footnote 1 of SOP 81-1 indicates that SOP 81-1 is not intended to apply to service transactions. Clarify whether these services are part of a multiple element arrangement where significant software and services are being provided and whether you are following SOP 97-2 for these arrangements. If so, address paragraphs 65, 66, 70 and 71 of SOP 97-2 to support use of contract accounting for these arrangements.

In response to the Staff’s comment, please be advised that the Company’s revenues from fixed-price contracts are arrangements to design and/or modify complex electronic equipment to a customer’s specification. Such arrangements in the areas of sonar, telecommunications, digital signal processing, image processing, software testing and validation,electronic warfare, simulation and electro-optics and healthcare, all require significant production, modification and customization of the Company’s core software.

The production, modification and customization services (“services”) are essential to the customer desired software and system functionality. Provided below is an analysis of the application of this essentiality:

a)	The software is not off-the-shelf software, but rather core software which always sold with modification and customization services;
b)	The Company always includes such services as part of the arrangement, and the software was never sold separately without them;
c)
The services involve designing complex interfaces with existing software at the customer site. In many cases the integration service is essential to the functionality of the software working as specified by the customer;

d)	Each arrangement is tailored to the specifications of the customer. Such specifications include in almost all instances, changes to the features and functionality of the software;
e)	Payment terms are always based on milestones related to the stages and progress of the services set in the agreement;
f)	Company’s management believes that their ability to meet customer specifications by modifying and customizing the software is a key differentiating factor for selecting them over other competitors.

Based on the above factors, Company’s management believes that the fixed priced contracts arrangements involve significant modification and customization of the Company’s core software. Based on the provision of SOP 97-2 paragraph 7, the entire arrangement should be accounted for in conformity with ARB No. 45 “Long-Term Construction-Type Contracts”, using the relevant guidance in SOP 81-1 “Accounting for Performance of Construction-Type and Certain Production-Type Contracts”.

Comment No. 3

We note your disclosure on page 2 that you offer customers a full range of systems integration services and maintenance with your computer hardware sales. Other disclosures throughout your Form 10-K suggest that your arrangements include multiple elements (e.g., software, hardware, consulting services, integration services, implementation services, maintenance and extended service agreements). Your revenue recognition policy should clearly identify each deliverable included in your multi-element arrangement and how you allocate the arrangement fee to each element. For arrangements where you apply SOP 97-2, demonstrate how you determine vendor specific objective evidence of fair value for each element. While we note disclosure that your products and services are offered under separately negotiated and priced agreements, note that separate prices stated in a contract may not represent fair value and should not be used as a basis for allocating revenue to the elements of an arrangement. Refer to EITF 00-21 and SOP 97-2, as applicable.

In response to the Staff’s comment, please be advised that the primary source of our Computer Hardware segment revenues is the sale of computer hardware. Computer software is generally off-the-shelf software (such as Microsoft Windows or Microsoft Office), which is already pre-loaded onto the computer hardware and shipped directly to the customer. Revenue from the sale is recognized at time of delivery. When a customer requests a specific software installation, the computer hardware is shipped to us and we then install the requested software. After installation, the computer hardware is delivered to the customer and only at that time revenue is recognized. In both situations, the software included is incidental to the sale of our hardware products as a whole. Therefore, the Company’s management does not believe that such arrangements are within the scope of SOP 97-2, as indicated in SOP 97-2 paragraph 2.

Please note that our offer of integration services and maintenance with our computer hardware sales is a service that we offer to our customers as a separate service, subject to separate agreement, from our primary business of selling computer hardware and is rarely requested by our customers. We currently have two employees who are in part dedicated to such services. Such services have historically generated less than 2% of segment revenues in recent years. Our integration, implementation and consulting services, when provided, are based on hourly rates charged by software/hardware technicians in accordance with our predetermined price list. Such hourly rates are commensurate with market rates for the New York metropolitan area where most of the work is performed. Revenue from these services is recognized at the time the service is provided.

Our maintenance contracts, which we no longer sell, were sold separately and were priced based upon predetermined price lists of maintenance contracts. In addition such prices match similar contracts that can be purchased from outside vendors. Revenue from these maintenance contracts was recognized ratably over the life of the maintenance contract (usually 12 to 24 months).

In future filings we will clearly identify each deliverable included in our multi-element arrangements and how we allocate fees to each element in our Computer Hardware segment.

Comment No. 4

We note that you are a reseller of computer hardware and software and, in certain circumstances, account for revenues on a gross basis under EITF 99-19. Please tell us the amount of 2004 revenues recorded gross and describe you considered each of the factors listed in paragraphs 7 through 17 of EITF 99-19.

In response to the Staff’s comment, please be advised that in fiscal 2004, the computer hardware and software business was carried mainly through our subsidiary Databit Inc. (“Databit”) resulted $17,971,000 of revenues, $3,362,000 of gross profit and $15,000 of net income.

The Company’s management, following an analysis based on the provision of EITF 99-19, determined that revenues from its Computer Hardware segment should be presented on a gross basis. Management’s analysis was based on the following factors:

The company is the primary obligor in the arrangement-

Databit is the primary obligor in the sales transaction opposite the customer. It is Databit that is responsible to the customer for fulfilling its order in its entirety. Should there be any problems with the products provided, it is Databit and not the supplier that must amend any damages.

The company has latitude in establishing price-

Databit has complete discretion (within economic constraints) as to the prices it charges for the products it sells. Databit’s suppliers do not determine the prices that Databit must charge for their products.

The company changes the product or performs part of the service-

As a general rule under the sale arrangement Databit does not change the product sold by the supplier. In certain incidences, when requested by the customer, subject to separate arrangement, Databit will modify the products purchased in accordance with the customer’s specifications. Such modifications may include implementation of local and wide area networks, additional hardware and software selection and integration.

The company has discretion in supplier selection-

Databit maintains multiple suppliers for its products and has the discretion to select the supplier that will provide the products ordered by the customer.

The company is involved in the determination of product or service specifications-

In conjunction with the customer and based on their needs and budgets, Databit assists in determining the nature, type, characteristics, and specifications of the products to be ordered by the customer.

The company has credit risk-

Databit assumes all credit risk for the amounts billed to its customer. Databit is responsible for collecting the sales price from a customer but must pay the amount owed to a supplier after the supplier performs, regardless of whether the sales price is fully collected.

The company has general inventory risk (before customer order is placed or upon customer return)-

Databit for the most part does not have inventory risk as it utilizes drop shipments by its suppliers for product sales and maintains small inventory of computer parts primarily for the use by technicians for use in repairs.

The company has physical loss inventory risk (after customer order or during shipping)-

Databit generally does have physical loss inventory risk where Databit takes title of the product whenshipped FOB the common carrier, from the time it is delivered to the common carrier for drop shipment to Databit’s customer. It also has such risk when sales are made directly from Databit’s own inventory of products or when  shipped goods are returned.

According to EITF 99-19, the following are indicators of net revenue reporting:

The supplier (not the company) is the primary obligor in the arrangement-

As noted above, Databit (and not the supplier) is the primary obligor in the transaction between Databit and the customer.

The amount the company earns is fixed-

As noted above, Databit has complete discretion (within economic limitations) as to the prices it charges and its revenue from sale transactions are not subject to fixed margin or a fixed dollar amount.

The supplier (and not the company) has credit risk-

As noted above, credit risk lies with Databit and not Databit’s suppliers.

Based on the facts and circumstances of Databit’s operations, management believes that it properly records its revenues on a gross basis in accordance with the provisions of EITF 99-19.

Comment No. 5

Disclosure on page 15 indicates that certain hardware you sell contain integrated software. For such transactions, describe your consideration of paragraph 2 of SOP 97-2 with regards to any software bundled with hardware in your arrangements.

In response to the Staff’s comment, please be advised that the integrated software related to on page 15 is primarily off-the-shelf software (such as Microsoft Windows and Microsoft Office), which is purchased from the hardware supplier as part of the hardware/software configurations requested by the customer. Such software is incidental to our primary business, which is the sale of computer hardware. All our marketing efforts in Databit are geared toward the selling of computer hardware and not computer software.

In accordance with SOP 97-2, paragraph 2, the Company management does not believe that the hardware sale transactions, which include software, falls within the scope of SOP 97-2.

Comment No. 6

We note your disclosure that in March 2005, the Company entered into an agreement to in principle to sell your dslT subsidiary. We further note that in your Forms 10-Q for the periods ended March 31, 2005 and June 30, 2005, the assets of dsIT are not separately classified as assets held for sale in your balance sheets, and the results of dsIT operations are not separately classified as discontinued operations in your statements of operations. Describe your consideration of SFAS 144 with regard to the sale of your dsIT business at December 31, 2004, March 31, 2005 and June 30, 2005.

In response to the Staff’s comment, please be advised that in accordance with the provisions of FASB Statement No. “144, Accounting for the Impairment or Disposal of Long-Lived Assets”, a long-lived asset to be sold shall be classified as held for sale in the period in which all of the following criteria are met:

a)	Management, having the authority to approve the action, commits to a plan to sell the asset.
b)	The asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets.
c)	An active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated.
d)
The sale of the asset is probable, (in accordance with paragraph 3(a) of FASB Statement No. 5, Accounting for Contingencies) and transfer of the asset is expected to qualify for recognition as a completed sale, within one year, except as permitted by paragraph 31.

e)	The asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value.
f)	Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Based on the analysis performed by the Company’s management, with respect to the reports as of December 31, 2004, March 31, 2005 and June 30, 2005, the criteria noted in FASB Statement 144 were not met as follows:

a)
Management, while having the authority to approve the action on behalf of DSSI, did not commit to a plan to sell dsIT. The sale of dsIT was just one of numerous options being considered by management in order to raise cash for DSSI. Amongst the other options was finding additional investors for DSSI and selling additional shares of Comverge. Management did not make a final decision until July 27, 2005 when the definitive agreement for the sale of dsIT approved by the Board of DSSI. We also note that the sale was subject to approval of the other dsIT shareholders, which approval was not obtained until on or about July 27, 2005.

b)
The asset (dsIT) was not available for immediate sale in its then present condition. All the previous sales that had been considered plus the one that was ultimately closed upon in August 2005 were subject to a significant restructuring of dsIT.

c)
It is management’s opinion that the sale of dsIT was not a probable event as defined by FASB Statement No. 5. This is evidenced by previous failures to complete transactions involving dsIT (see our report of June 30, 2004) as well as the failure to complete the deal disclosed in our reports of December 31, 2004 and March 31, 2005. In addition, prior to our entering into an agreement in principle to sell dsIT shares to Matrix (as noted in our reports of December 31, 2004 and March 31, 2005), we had engaged in unsuccessful discussions with Taldor for the sale of certain dsIT activities. As a result of all these unsuccessful efforts to sell all or part of dsIT within a relatively short period of time, management believed there was sufficient uncertainty not to warrant separately classifying the assets of dsIT as assets held for sale in our balance sheets, or the results of dsIT operations as discontinued operations in our statements of operations.

d)
As noted above, the asset (dsIT) was not actively being marketed, but rather was one of several options available to DSSI for raising cash. With respect to the Matrix deal that was discussed in our reports of December 31, 2004 and March 31, 2005, we received an initial offer, which on its face seemed to be at a very favorable price. The deal was ultimately not consummated due to Matrix’s insistence on conditions that effectively reduced the price.

e)
With respect to paragraph (f) above, in both the failed Matrix transaction and the Taldor transaction, the potential buyers were insistent that the signed term sheets be non-binding. The term sheets were also signed prior to the performance of due diligence work. Both these facts increased the probability of non-consummation of the deals in question as well as increasing the likelihood of significant changes to the proposed transaction.

Based on the above, it is management’s belief that the operations and assets of dsIT were properly classified and disclosed in our reports of December 31, 2004, March 31, 2005 and June 30, 2005.

Comment No. 7

Tell us how you intend to account for the spin-off and reorganization of dsIT’s project development services and solutions activities, subsequent to which you will own 80% of the entity that will continue these activities. Also address the accounting for the warrant Taldor will receive to purchase 10% of this entity. Refer to the appropriate authoritative accounting literature.

In response to the Staff’s comment, please be advised that the Company intend to account for the reorganization of business, the spin-off, the sale of dsIT and the warrant issued to Taldor as follows:

a) The first step of the transaction was the reorganization of the business between dsIT Technologies Ltd. (dsIT) and Endan IT Solutions Ltd., a wholly owned subsidiary of dsIT which after the Taldor transaction changed its name to dsIT Solutions, Inc. (“dsIT Solutions”). The activity of the two entities was a mix of outsourcing consulting business and project development services. Each entity provided external customers with both types of services. The Company’s management decided that all assets and liabilities associated with project development activities were to be transferred to Endan. Concurrently, all assets and liabilities associated with outsourcing consulting activities were to be transferred to dsIT.

In addition, the Company’s management used a number of different models to estimate the fair value of dsIT Solutions, among them: DCF, comparatives analysis and Black-Scholes extrapolation. Based on those different models, the Company’s management concluded that the fair value of the reorganized dsIT Solutions was $70,000. The fair value of the reorganized dsIT was determined by the Company’s management to be approximately $6,000,000, similar to the proposal from Taldor (the entity which later purchased dsIT; see second step below).

In accordance with the provisions of FASB Statement 142 paragraph 36, the original goodwill which was previously associated with the reporting unit comprised of the two entities (dsIT and dsIT Solutions) was now allocated based on the fair value of each activity/entity. As a result $4,380,000 of the original goodwill was allocated to dsIT and $50,000 was allocated to dsIT Solutions.

In accordance with provisions of FASB 141 paragraph D11-D18 and EITF 02-5, the result of transfer of assets and liabilities under common control was to record the assets and liabilities at their carrying amounts with the difference to be recorded in equity. As to the disclosure of financial information see below.

b) The second step was the spin-off of dsIT Solutions to the shareholders of dsIT (the Company’s interest in dsIT was 68%).

Following the spin-off, the Company and the other shareholders sold to Taldor their interests in dsIT. Such sale was accounted under the provisions of FASB No. 141, which resulted in a capital gain of approximately $323,000 to the Company.

Together with the sale transaction of dsIT interest to Taldor, the Company issued to Taldor a warrant to purchase 10% of dsIT Solutions. The fair value of the warrant was estimated using the Black-Scholes model to be of an immaterial amount.

The third step was the sale of Kardan’s interest (14%) in dsIT Solutions to the remaining shareholders in dsIT Solutions. Such sale increased the Company’s interest in dsIT Solutions to 80%. In accordance with FASB 141, paragraphs 14, A5-A6 and D13, AIN-APB 16 # 39, the acquisition of some or all of the minority interests in a subsidiary was accounted for using the purchase method. The Company carved out, based on the value of dsIT Solutions, the proceeds associated with the purchase of additional interest in dsIT Solutions, and as a result the Company recorded additional goodwill in the amount of approximately $79,000.

Disclosure:

1)
As discussed in FASB No. 141 paragraphs D16-D18, the financial statements will be presented as if the transfer of assets occurred at the beginning of the period. In addition financial statements for prior periods will be restated to furnish comparative information. The notes to the financial statements will disclose the name and brief description of dsIT Solutions’ business and the method of accounting used for the transfer of assets and liabilities.

2)	As discussed in FASB No. 144 paragraph 43 and 47, the financial statements for all presented periods will be restated to reflect the results of the reorganized dsIT as a discontinued operation.

The Company has included the results of the transaction with Taldor as outlined above in its Current Report on Form 8-K/A dated September 9, 2005, which includes on a pro-forma basis the results of the transaction.

Comment No. 8

Tell us how the sale of dsIT will impact your future operating results and financial position. Tell us how you considered the MD&A disclosure requirement in Item 303(A) of Regulation S-K for all periods presented.

We expect the sale of dsIT to significantly affect our reported revenues, as the outsourcing consulting business represented approximately $8.3 million and $4.3 million of consolidated DSSI revenues for the year ending December 31,2004 and the six months ending June 30, 2005, respectively. Additionally, the outsourcing consulting business carried little general and administrative expense with it. We therefore expect these costs to drop only marginally. (See our Form 8-K/A filed on September 9, 2005, which includes pro-forma data with respect to the sale of dsIT to Taldor.) In addition, the sale of dsIT will have a positive effect on DSSI’s liquidity, which will enable DSSI to invest in the development and marketing our projects and proprietary products.

With respect to the MD&A disclosure requirement in Item 303(a) of Regulation S-K, as noted above in response to Comment No. 7, at the time of the filing of the 10-Q for the second quarter, management believed that there was sufficient uncertainty as to the completion of the transaction that no special disclosure regarding the impact of the transaction was warranted .

Comment No. 9

Comverge. Inc. and Subsidiaries

Report of Independent Auditors

We note that the signature of your auditor was omitted in the report, Tell us the reasons for the omitted signature and why you believe the report complies with Article 2-02 of Regulation S-X.

We in fact did receive a signed report on the financial statement of our Comverge equity affiliate from PWC’s Atlanta office. The omission of the name and signature was inadvertent. We note that the consent of PWC’s Atlanta office filed as Exhibit 23.3 does include the typed signature of such firm. We will refile with an audit report that clearly reflects the name of the auditor and signature.

Comment No. 10

Form 10-Q for Fiscal Quarter Ended June 30. 2005

Item 4. Controls and Procedures. page 15

We note that “within 90 days prior to the date of filing this report” you carried out an evaluation of the effectiveness of the design and operation of your disclosure controls and procedures. Tell us how you considered Section F of Release No. 33-8238, which changed the evaluation date for disclosure controls to ‘as of the end of the period” covered by the annual or quarterly reports.

The language in the referenced item was not conformed to the changed language in Release No. 33-8238. We do assure the Staff that the evaluation was taken as of the relevant balance sheet date. We will comply in future filings.

Comment No. 11

We also note that your officers have concluded that the disclosure controls and procedures are effective for “gathering, analyzing and disclosing the information we are required to disclose in the reports we file under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms”. Tell us how your officers considered Exchange Act Rule 13a-15(e) and 13d-15(d)[sic; we understand meant to refer to 13a-15(f)] in concluding that your disclosure controls and procedures are “effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized aid reported, within the time periods specified in the Commission’s rules and forms and to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to your management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.”

DSSI, in consultation with its chief financial officer and counsel, has adopted disclosure control guidelines and procedures which are designed to ensure that information form our subsidiaries and operating locations. As required, our chief executive officer and chief financial officer evaluate the effectiveness of these controls on an ongoing basis. We considered the definition in 13a-15(e) and 13a-15(f) in designing and implementing these procedures.

We also note that our small size in fact facilitates and makes such communication a part of regular corporate routine in many ways. For example our chief financial officer is on site at our Israeli operating subsidiary and is also chief financial officer of that subsidiary. He therefore routinely becomes aware of transactions at that subsidiary and can asses the need for disclosure in our financial statements and elsewhere in our periodic reports. Also, our chief executive officer serves as active chairman of the board of our Israeli subsidiary and is therefore apprised on an ongoing basis about This routine knowledge is supplemented by our disclosure control process at quarter’s end which is designed to ensure that all transactions and developments are known and considered by those responsible for formulating and filing our required disclosures.

Comment No. 12

You disclose that there were no “significant changes” in your internal controls or in other factors that could significantly affect those controls subsequent to the date of your evaluation. In this regard, tell us how you considered Section F of Release No. 33-8238 and whether there was “any change” that “has materially affected or was reasonably likely to materially affect,” your internal controls over financial reporting.

The referenced language did not track the language in Section F of Release No. 33-8238. We will comply in future filings. We assure the Staff that there was no change during the quarter ended June 30, 2005, which materially affected or was reasonably likely to materially affect DSSI’s internal controls over financial reporting.

* * *

We have attached a letter of DSSI’s Chief Financial Officer which includes the statements called for on page 5 of your letter of September 8, 2005.

If you have any questions, please feel free to call the undersigned at (212) 986-9700 (extension 17).

Sincerely,

/s/ Sheldon Krause
Sheldon Krause

Data Systems & Software Inc.
200 Route 17, Mahwah, New Jersey 07430 (201) 529-2026
Fax (201) 529-3163

October 16, 2005

Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Data Systems & Software Inc
Form 10-K for Fiscal Year Ended December 31, 2004
Forms 10-Q for Fiscal Quarters Ended March 31, 2005 and June 30, 2005
File No. 000-19771

Dear Ms. Collins:

In connection with our response to your comments, we would like to acknowledge the following:

1.	Data Systems and Software (“DSSI”) is responsible for the adequacy and accuracy of the disclosure in its filings;

2.	Staff comments, or changes to disclosure in response to staff comments, do not foreclose the Commision from taking any action with respect to the filing; and

3.	DSSI may not assert staff comments as a defense in any proceeding intiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Yacov Kaufman, CFO